

April 13, 2011

By U.S. Mail and Facsimile to: (415) 391-3077

William C. Sonneborn
Chief Executive Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

>   **Re: KKR Financial Holdings LLC**
>   **Annual Report on Form 10-K for the fiscal year ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-33437**

Dear Mr. Sonneborn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

General

1.   Please provide us your proposed future disclosures, where applicable.

Item 1A. Risk Factors, page 16

General

2.   In your second introductory paragraph, please revise future filings to correct the cross-reference for the Management Agreement. We note that in your Exhibit Index you

provide the reference to Exhibit 10.1 as the 8-K filed on 5/4/07, rather than the Form 10-Q filed on 8/6/09.

<u>Our investment portfolio is and may continue to be concentrated in a limited number of companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations to us or if there is a downturn in a particular industry, page 26</u>

3.   Please revise your future filings to provide the disclosures required by ASC 825-10-50-20 through 21 for any significant concentrations of credit risk related to your corporate loans and/or available-for-sale securities investments.

<u>Item 7. Management's Discussion and Analysis</u>

<u>Corporate Loans, page 75</u>

4.   We note your disclosure stating your nonaccrual loans decreased from $439.9 million as of December 31, 2009 to $165.1 million as of December 31, 2010. We further note the significant decrease in loan defaults during 2010. Please clarify to us and revise future filings as necessary to describe in greater detail the reason for the significant decrease in the amount of nonaccrual loans from December 31, 2009 to December 31, 2010 and how this impacted your allowance for loan loss.

5.   As a related matter, please bridge the gap between your large 2009 net charge-offs of $283.3 million and your large nonaccrual loan balance of $439.9 million as of December 31, 2009. In another words, please explain why despite the large charge-offs taken during 2009, you still had a large nonaccrual loan balance as of December 31, 2009.

6.   We note the increase in impaired loans from $121.2 million as of December 31, 2009 to $149.8 million as of December 31, 2010. Please tell us and revise future filings to explain why the significant decrease in loan defaults does not appear to have contributed to a decrease in impaired loans. Please describe how loan defaults and delinquencies are considered in determination of the impaired loans.

7.   On page 77, you discuss your troubled debt restructurings. We did not note any quantification of this balance or any description of the loans modified. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings. In addition, if the balance is significant, please tell us and revise future filings to disclose the following:
  * A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
  * Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

- Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

8. Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Exhibits

9. It appears that certain schedules and/or exhibits have not been included in exhibit 10.18. To the extent the exhibit continues to be material to the company, please refile the exhibit in its entirety in future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-9

10. It appears you have combined corporate loans and available-for-sale securities activities (purchases, sales and principal payments) together for purposes of reporting cash flows from investing activities. Given the material amounts of these balances to total assets on your balance sheet (70% and 10%, respectively as of December 31, 2010); we believe separate cash flow reporting would provide greater transparency to investors. Please revise your future filings to separately quantify purchases, sales and principal payments of corporate loans and available-for-sale investment securities.

11. On page 77, you disclose you recorded charge-offs totaling $57.4 million and $283.3 million, respectively, during 2010, comprised primarily of loans transferred to loans held for sale. Please quantify the amounts of loans transferred and tell us where these have been included on your Consolidated Statements of Cash Flows. We note these transfers should be considered non-cash financing activities.

Note 2 – Summary of Significant Accounting Policies

Corporate Loans, page F-15

12. We note you transferred certain loans from the held for sale to the held for investment category during the year and also transferred certain loans from the held for investment category to the held for sale category during 2010. Please tell us and revise your future filings to disclose in more detail why these transfers were made.   In addition, disclose your accounting policy for recognizing interest income going forward.

13. We note you purchase participations and assignments in corporate loans in the primary and secondary market and that these loans are generally characterized as having below

investment grade ratings or being unrated. Please tell us and revise your future filings to disclose your accounting policy with respect to loans acquired with deteriorated credit quality.

14.   We note the Company typically charges-off a corporate loan when management believes the asset to be uncollectible. Please tell us and revise your future filings to describe in more detail how management makes the determination that a loan is uncollectible. For example, if these loans are charged-off after a certain period of delinquency, disclose that fact. Refer to ASC 310-10-50-11B (b).

Corporate Loans Held for Sale, page F-16

15.   We note your corporate loans held for sale consist of loans that the Company has determined to no longer hold for investment. In addition, we also note your disclosure on page 77 regarding the transfers of certain loans to the held for sale category during 2009 and 2010. As it appears you have a history of making such transfers to the held for sale category, please tell us and revise your future filings to disclose the specific triggering event(s) that would cause the transfers.

Allowance for Loan Losses, page F-16

16.   We note your disclosure that the corporate loan portfolio is comprised of a single portfolio segment which includes one class of financing receivables, that is, high yield loans. We also note that in order to determine the unallocated component of your allowance for loan losses (which comprises 76% of your total allowance balance at December 31, 2010), you stratify your corporate loans based on the seniority of the loan's capital structure (i.e. senior secured loan, second lien loan). Please tell us how you considered the capital hierarchy of these loans when determining a single class exists for purposes of providing the disclosures required by ASU 2010-20. Tell us how you considered the guidance in paragraphs 310-10-55-16 through 310-10-55-19 and 310-10-55-22 when making your determination.

Note 5 – Corporate Loans and Allowance for Loan Losses, page F-24

17.   Please revise your future filings to provide an age analysis of your past due corporate loans, by class, at period end. Refer to ASC 310-10-50-7A and 310-10-55-9.

18.   Please revise your future filings to disclose your recorded investment, by class, of corporate loans past due 90 days and still accruing interest. Refer to ASC 310-10-50-7A and 310-10-55-9.

19.   You disclose on page 65 that high yield loans are characterized as having below investment grade ratings or being unrated. As it appears certain of your loans may have

been rated by credit rating agencies, please tell us why you did not also disclose this information for purposes of meeting the requirements of ASC 310-10-50-29.

Note 7- Deconsolidation of Residential Mortgage Loan Securitization Trusts, page F-28

20.   We note on January 1, 2010, the Company deconsolidated six residential mortgage securitization trusts (with assets and liabilities totaling approximately $2.0 billion) as a result of the adoption of new accounting guidance regarding the consolidation model for variable interest entities. Please tell us, and revise your future filings to disclose whether the related residential mortgages were securitized through one of the GSEs (i.e. Fannie Mae or Freddie Mac) with a guarantee arrangement or a private label issuer. Provide us with your accounting analysis supporting why you do not believe you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financing interest.

Note 8 – Borrowings, page F-30

21.   We note your disclosure on the top of page F-33 stating you purchased, in an open market auction, $83.0 million worth of various mezzanine and subordinate notes issued by CLO 2007- A and CLO 2007-1 for $44.3 million and this resulted in a gain on extinguishment of debt totaling $38.7 million. Please explain to us and revise future filings to clarify how your purchase of various notes at a significant discount resulted in an extinguishment of debt. Please cite the accounting guidance you relied on to support this accounting treatment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Counsel